Filed Pursuant to Rule 433

Registration No. 333-258097

Issuer Free Writing Prospectus dated December 6, 2021

Relating to Preliminary Prospectus Supplement dated December 6, 2021

Newmont Corporation

2.600% Sustainability-Linked Senior Notes due 2032

Final Term Sheet

December 6, 2021

Issuer:	Newmont Corporation

Guarantor:	Newmont USA Limited

Aggregate Principal Amount:	$1,000,000,000

Maturity:	July 15, 2032

Coupon (Interest Rate):	2.600% per annum (the “Initial Interest Rate”) from December 20, 2021, subject to increase as described in “Interest Rate Step-up” below

Interest Rate Step-up:	From and including July 15, 2031, the interest rate accruing on the notes shall be increased (i) by an additional 50 basis points per annum unless we have notified the trustee in writing within seven months after December 31, 2030 (the “Notification Date”) that: (a) each of Sustainability Performance Target 1 and Sustainability Performance Target 2 has been satisfied in respect of the year ended December 31, 2030, and (b) the External Verifier has confirmed to us the satisfaction of such targets, and (ii) by an additional 10 basis points per annum unless we have notified the trustee in writing by the Notification Date that: (a) Sustainability Performance Target 3 has been satisfied as of December 31, 2030, and (b) the External Verifier has confirmed to us the satisfaction of such target.

Yield to Maturity:	2.611%

Spread to Benchmark Treasury:	+117 basis points

Benchmark Treasury:	1.375% due November 15, 2031

Benchmark Treasury Price and Yield:	99-12+ and 1.441%

Interest Payment Dates:	January 15 and July 15, beginning July 15, 2022

Redemption Provision:	Make-Whole Call: US Treasury +20 basis points (at any time prior to April 15, 2032 (the “Par Call Date”)) Par Call: At any time on or after the Par Call Date

Price to Public:	99.898%

Settlement Date:

December 20, 2021

It is expected that delivery of the notes will be made against payment therefor on or about December 20, 2021, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before delivery hereunder should consult their own advisors.

CUSIP:	651639 AZ9

ISIN:	US651639AZ99

Ratings:*	Moody’s: Baa1 (Stable) S&P: BBB (Positive)

Joint Book-Running Managers:	BMO Capital Markets Corp. Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Bookrunners:

BNP Paribas Securities Corp.

BofA Securities, Inc.

Citigroup Global Markets Inc.

MUFG Securities Americas Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Senior Co-Managers:	National Bank of Canada Financial Inc. SMBC Nikko Securities America, Inc. Standard Chartered Bank U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, BMO Capital Markets Corp., Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC can arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at 1-866-864-7760, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or J.P. Morgan Securities LLC collect at 1-212-834-4533.